UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39355

BROOKFIELD RENEWABLE CORPORATION
(Translation of registrant's name into English)

250 Vesey Street, 15th Floor
New York, New York 10281
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

Exhibit

99.1	Press release dated June 14, 2022.
99.2	Report on Voting Results for the Registrant’s Annual Meeting of Shareholders held June 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION
(Registrant)

Date: June 14, 2022	/s/ Jennifer Mazin
Jennifer Mazin
General Counsel and Corporate Secretary